UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15561

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Federated Securities Corp**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1001 Liberty Avenue

(No. and Street)

Pittsburgh	**PA**	**15222-3779**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Autumn L. Favero	**412-288-6421**	Autumn.Favero@FederatedHermes.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

One Manhattan West, 395 9th Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003		42	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Pennsylvania
County of Allegheny

OATH OR AFFIRMATION

I, Autumn L. Favero_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Federated Securities Corp_____, as of 12/31_____, 2 024____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:

Assistant Treasurer

Mary Jo Wagner

Notary Public

MARY JO WAGNER

Commonwealth of Pennsylvania - Notary Seal
Mary Jo Wagner, Notary Public
Allegheny County
My commission expires February 21, 2026
Commission number 1172905
Member, Pennsylvania Association of Notaries

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- □ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- □ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- □ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- □ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- □ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- □ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- □ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- □ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- □ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- □ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- □ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: Other Information - Schedule II - December 31, 2023 Adjusted Statement of Financial Condition_____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION AND OTHER INFORMATION

Federated Securities Corp.

Year ended December 31, 2024

FEDERATED SECURITIES CORP.
FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION AND OTHER INFORMATION
YEAR ENDED DECEMBER 31, 2024

Contents



Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Federated Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Federated Securities Corp. (the Company) as of December 31, 2024, the related statements of income, changes in shareholder's equity, changes in subordinated borrowings and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

A member firm of Ernst & Young Global Limited



Building a better working world

Other Information

The accompanying information contained in Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's December 31, 2024 financial statements, specifically as it relates to the opening balance sheet and determined during the preparation of the financial statements as of and for the year ended December 31, 2024. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole. We have not performed any procedures with respect to the audited consolidated financial statements subsequent to May 30, 2025.

Ernst & Young LLP

We have served as the Company's auditor since 1996.

May 30, 2025 except for the Other Information presented on Schedule II as to which the date is August 21, 2025.

A member firm of Ernst & Young Global Limited

FEDERATED SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024
(in thousands, except share data)

Current Assets:		
Cash equivalents	$	1,022
Receivable from affiliates		2,431,029
Receivable from affiliated funds		9,953
Prepaid expenses		2,084
Other current assets		274
Total current assets		2,444,362
Long-Term Assets:		
Goodwill		1,831
Long-term deferred tax asset, net		8,116
Other long-term assets		236
Total long-term assets		10,183
Total assets	$	2,454,545
Liabilities:		
Payable to affiliates	$	2,384,905
Accounts payable and accrued expenses		13,512
Accrued compensation and benefits		32,822
Total liabilities		2,431,239
Shareholder's Equity:		
Capital stock, par value $1.00 per share; 50,000 shares authorized, 17,275 shares issued and outstanding		17
Additional paid-in capital		14,072
Retained earnings		9,217
Total shareholder's equity		23,306
Total liabilities and shareholder's equity	$	2,454,545

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024
(in thousands)

Revenue:		
Service fees from affiliates, net	$	273,483
Commission income from affiliates		848
Total revenue		274,331
Operating Expenses:		
Distribution		114,927
Compensation and related		96,288
Charges from affiliated companies		35,398
Advertising and promotional		11,982
Travel and related		6,614
Other		8,674
Total operating expenses		273,883
Operating income		448
Nonoperating Income (Expense):		
Interest and dividends		53
Interest expense on long-term incentive program		(312)
Total nonoperating expense, net		(259)
Income before income taxes		189
Income tax benefit		(16)
Net income	$	205

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024
(in thousands)

	Capital Stock		Additional Paid-In Capital		Retained Earnings		Total Shareholder's Equity
Balance at January 1, 2024	$	17	$	14,072	$	9,012	$	23,101
Net income		0		0		205		205
Balance at December 31, 2024	$	17	$	14,072	$	9,217	$	23,306

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2024
(in thousands)

Balance at January 1, 2024	$	0
Additions and/or reductions		0
Balance at December 31, 2024	$	0

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

(in thousands)

Operating Activities:		
Net income	$	205
Adjustments to reconcile net income to net change in cash equivalents from operating activities:		
Benefit from deferred income taxes		(1,034)
Changes in assets and liabilities:		
Increase in receivable from affiliates		(153,707)
Increase in prepaid expenses and other assets		(763)
Increase in payable to affiliates		151,436
Increase in accounts payable and accrued expenses		3,862
Net change in cash equivalents from operating activities		(1)
Net change in cash equivalents		(1)
Cash equivalents, beginning of year		1,023
Cash equivalents, end of year	$	1,022

(The accompanying notes are an integral part of these financial statements.)

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated Securities Corp., (the Company) is an indirect, wholly-owned subsidiary of Federated Hermes, Inc. (Federated Hermes). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 and acts as the principal distributor of the shares of the mutual funds advised and administered by affiliated companies. The Company is registered as an investment advisor under the Investment Advisers Act of 1940 and provides solicitation services and, in certain cases, investment advice on behalf of affiliates of the Company to their institutional, high-net-worth and separately managed account clients. The Company does not have any investment advisory clients of its own.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash Equivalents

Cash equivalents represents an investment in a money market fund that is managed by an affiliate of the Company. This investment is highly liquid and may be redeemed upon demand.

(d) Goodwill

The Company tests goodwill for impairment at least annually or when indicators of potential impairment exist. Goodwill is evaluated at the reporting unit level. The Company has determined that it has a single reporting unit consistent with its single operating segment based on the management of the Company's operations as a single business: distribution. The Company does not have multiple operating segments or business components for which discrete financial information is available. The Company uses a quantitative approach to test for impairment of goodwill. Management has concluded that goodwill is not impaired as of December 31, 2024.

(e) Revenue Recognition

The Company generates the majority of its revenue by acting as the principal distributor of shares of the mutual funds advised by affiliated companies and by providing solicitation services. The Company also receives underwriter commissions related to the distribution of certain Class A shares. The Company may waive certain fees for competitive reasons such as to maintain positive or zero net yields on certain money market funds or to meet contractual requirements. The Company waived service fees from affiliates of $24.5 million for the year ended December 31, 2024, all of which was for competitive reasons. Service fees from affiliates are shown net of these waivers on the Statement of Income.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

(e)   Revenue Recognition, (continued)

Revenue is recognized when a performance obligation is satisfied, which occurs when control of the services is transferred to customers. For distribution revenue streams, control is transferred to the customer at a point in time upon investor subscription and/or redemption. Measurement of distribution revenue is based on contractual fee rates and the fair value of assets under management over the time period the investor remains in the fund. Distribution revenue is generally settled monthly. Certain expenses incurred in connection with the satisfaction of the distribution performance obligation are reimbursed from affiliates. These reimbursements are recorded as an adjustment to the transaction price of the distribution contracts and are included in Service fees from affiliates, net on the Statement of Income. All of the revenue for these services is accounted for as variable consideration, and is subject to factors outside of the Company's control, including investor activity and preferences and market volatility, and is recognized as these uncertainties are resolved. The majority of this revenue relates to performance obligations that have been satisfied in prior periods.

The Company has contractual arrangements with third parties to provide certain fund-related services. Management considers whether the Company is acting as the principal service provider or as an agent to determine whether its revenue should be recorded based on the gross amount received from the funds or net of payments to third-party service providers. The Company would be considered a principal service provider if it controls the service that is transferred to the customer. Alternatively, the Company would be considered an agent when it does not control the service, but rather arranges for the service to be provided by another party. Generally, the less the customer is directly involved with or participates in making decisions regarding the ultimate third-party service provider, the more supportive the facts are that the Company is acting as the principal in these transactions and should therefore report revenues on a gross basis. All of the Company's revenue is recorded gross of payments made to third parties.

Management judgments are used when reviewing newly-created contracts and/or materially-modified contracts to determine whether: (1) the Company is the principal agent; (2) a contract has multiple performance obligations when the Company is paid a single fee; and (3) two or more contracts should be combined. A change in the conclusion of whether the Company is the principal or agent would result in a change in the revenue being recorded gross or net of payments made to third parties. Different conclusions for the remaining two judgments may change the line items to which revenue is being recorded.

(f)   Advertising Costs

The Company generally expenses the cost of all advertising and promotional activities as incurred. Advertising expense was approximately $5.3 million for the year ended December 31, 2024. This was included in Advertising and promotional expense on the Statement of Income.

(g)   Share-Based Compensation

Federated Hermes issues shares for share-based awards from treasury stock. The Company recognizes compensation costs based on grant-date fair value for all share-based awards. For restricted stock awards, the grant-date fair value of the award is calculated as the difference between the closing fair value of Federated Hermes' Class B common stock on the date of grant and the purchase price paid by the employee, if any. Federated Hermes' awards are generally subject to graded vesting schedules. Compensation and related expense is generally recognized on a straight-line basis over the requisite service period of the award and is adjusted for actual forfeitures as they occur. For awards with provisions that allow for accelerated vesting upon retirement, the Company recognizes expense over the shorter of the vesting period or the period between grant date and the date on which the employee meets the minimum required age for retirement. Compensation and related expense could include dividends paid on forfeited awards.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

(h) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated Hermes. As part of the Federated Hermes consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, are recorded by the Company to the extent that the losses can be used to reduce Federated Hermes' consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes a valuation allowance if, based on the weight of available evidence regarding future taxable income, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(i) Segment Reporting

The Operating segments are defined as a component of an enterprise that engages in activities for which discrete financial information is available and is regularly reviewed by the chief operating decision maker (CODM) in deciding how to allocate resources and assess performance. The Company's operations constitute a single operating segment, the distribution business, since the CODM manages the business activities using information of the Company as a whole. The Company has identified its Board of Directors as the CODM. The CODM uses total assets, total liabilities and member's equity as presented on the Statement of Financial Condition and ultimately excess net capital, which is measured in accordance with SEC rule 15c3-1 (see Note 10) to make operational decisions while maintaining capital adequacy. Although excess net capital is not a measure of profit and loss, it is the primary metric used to assess the ongoing performance of the Company.

(2)   RECENT ACCOUNTING PRONOUNCEMENTS ADOPTED

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosures by expanding the frequency and extent of segment disclosures. The update was adopted for the Company's December 31, 2024 financial statements. The adoption did not have a material impact on the Company's disclosures.

(3)   RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

(a) Income Taxes

In December 2023, the FASB issued ASU No. 2023-09; Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU updates income tax disclosures by requiring annual disclosures of disaggregated information, based on meeting a quantitative threshold, about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The update is effective for the Company for the December 31, 2025 financial statements, with early adoption permitted, and allows for either the prospective or retrospective adoption method. Management is currently evaluating this ASU to determine its impact on the Company's disclosures.

(3)   RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED, (continued)

(b) Comprehensive Income

In November 2024, the FASB issued ASU No. 2024-03 Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of income statement expenses. This ASU updates expense disclosures by requiring additional information about specific expense categories in the notes to financial statements. The update is effective for the Company for the December 31, 2027 financial statements, with early adoption permitted, and allows for either the prospective or retrospective adoption method. Management is currently evaluating this ASU to determine its impact on the Company's disclosures.

(4)   CONCENTRATION RISK

Approximately 67% of the Company's service fee and commission revenue for 2024 was derived from an expense reimbursement from affiliates (56%) and services provided to one Federated Hermes-sponsored fund, the Federated Hermes Government Reserves Fund (11%). Changes to the Company's expense reimbursement arrangement, or a significant and prolonged decline in assets under management, could have a material adverse effect on the Company's future service fee and commission revenues.

(5)   FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or the price that would be paid to transfer a liability as of the measurement date. A fair-value reporting hierarchy exists for disclosure of fair-value measurements based on the observability of the inputs to the valuation of financial assets and liabilities. The levels are:

Level 1 – Quoted prices for identical instruments in active markets. Level 1 assets may include equity and debt securities that are traded in an active exchange market, including shares of mutual funds.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 assets and liabilities may include debt and equity securities, purchased loans and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable market data inputs.

Level 3 – Valuation techniques in which one or more significant inputs or significant value drivers are unobservable in active markets.

NAV Practical Expedient – Investments that calculate NAV per share (or its equivalent) as a practical expedient. These investments have been excluded from the fair value hierarchy.

Cash equivalents totaled $1.0 million as of December 31, 2024 and represents an investment in a money market fund. The investment in the money market fund is valued under the market approach through the use of quoted market prices in an active market, which is the NAV of the fund, and is classified within Level 1 of the valuation hierarchy.

Receivable from affiliates and Payable to affiliates have not historically been settled in cash, however Federated Hermes management settled these items subsequent to December 31, 2024. See Note 10 for additional information.

The Company had no assets or liabilities classified as Level 2, Level 3 or NAV practical expedient within the fair value hierarchy as of December 31, 2024.

(6)   TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated Hermes manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company are funded by another subsidiary of Federated Hermes and charged to the Company. In addition, certain affiliates of the Company incur costs on its behalf, such as occupancy and other support services. Such expenses, which were allocated to the Company, amounted to $35.4 million for the year ended December 31, 2024 and were recorded in Charges from affiliated companies on the Statement of Income.

Certain operating expenses incurred in connection with the sale of shares of mutual funds are reimbursed from affiliates that provide investment advisory services to these funds. Expense reimbursements of $153.7 million were accrued and recorded in Service fees from affiliates, net in the Statement of Income for the year ended December 31, 2024.

The Receivable from affiliates on the Company's Statement of Financial Condition includes intercompany receivables for fees charged to affiliates for certain net operating expenses incurred by the Company on behalf of these affiliates. The Receivable from affiliated funds includes fees earned by the Company for distribution services.

The Payable to affiliates on the Company's Statement of Financial Condition includes intercompany payables related to expenses paid or incurred by affiliates of the Company on its behalf.

(7)   401(k) PLAN

The Company's domestic employees are eligible to participate in the Federated Hermes, Inc. 401(k) Plan. Matching contributions to the 401(k) plan charged to the Company by Federated Hermes were approximately $1.5 million for the year ended December 31, 2024 and were recorded in Compensation and related expense on the Statement of Income.

(8)   SHARE-BASED COMPENSATION

Federated Hermes' long-term stock-incentive compensation is provided under the Stock Incentive Plan (the Plan), as amended and subsequently approved by shareholders from time to time. Share-based awards are granted to reward the Company's employees who have contributed to the success of the Company and to provide incentive to increase their efforts on behalf of the Company. Since the Plan's inception, a total of 36.1 million shares of Class B common stock have been authorized for granting share-based awards in the form of restricted stock, stock options or other share-based awards. As of December 31, 2024, 3.1 million shares are available under the Plan. Share-based compensation expense for the Company was $3.7 million for the year ended December 31, 2024 and is included in Compensation and related on the Statement of Income. At December 31, 2024, the maximum remaining unrecognized compensation expense related to share-based awards approximated $16.3 million which is expected to be recognized over a weighted-average period of approximately seven years.

Federated Hermes' restricted stock awards represent shares of Federated Hermes Class B common stock that may be sold by the awardee only once the restrictions lapse, as dictated by the terms of the award. The awards are generally subject to graded vesting schedules that vary in length from three to ten years with a portion of the award vesting each year, as dictated by the terms of the award. For an award with a ten-year vesting period, the restrictions on the vested portion of the award typically lapse on the award's fifth- and tenth-year anniversaries. Certain restricted stock awards granted pursuant to a key employee bonus program have a three-year graded vesting schedule with restrictions lapsing at each vesting date. During these restriction periods, the recipient receives dividends on all shares awarded, regardless of their vesting status.

(9)   INCOME TAXES

Income tax expense (benefit) consisted of the following components for the year ended December 31, 2024:

(in thousands)	Current	Deferred	Total
Federal	$ 830	$ (830)	$ 0
State	187	(203)	(16)
Total	$ 1,017	$ (1,033)	$ (16)

The Company's effective income tax rate for the year ended December 31, 2024 was (8.5%). This rate is lower than the Company's 21% federal statutory rate primarily as a result of a revised estimate of the deferred tax asset related to state tax net operating loss carryforwards. All tax-related balances due to or from affiliates, if any, are included in Receivable from affiliates or Payable to affiliates on the Statement of Financial Condition.

The deferred tax asset of $8.1 million is entirely composed of compensation-related expenses that have been recognized for book purposes but are not yet deductible for tax purposes.

The Company files annual income tax returns in various U.S., state and local jurisdictions. There were no material unrecognized tax benefits as of December 31, 2024, no material changes during 2024 and no reasonable possibility of a significant increase or decrease in unrecognized tax benefits within the next twelve months related to the Company.

The Company's U.S. federal tax returns for tax years 2021 to 2024 remain open to examination, while filings in its major state tax jurisdictions from tax years 2020 to 2024 generally remain open to examination.

(10)   REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25 thousand or 6-2/3% of aggregate indebtedness. At December 31, 2024, the Company had aggregate indebtedness of $2.4 billion, and negative net capital of $2.4 billion, which was $2.5 billion below its required net capital of $159 million. The net capital deficiency as of December 31, 2024 is a result of our updated evaluation of the Company's intercompany agreement, resulting in a correction of the accounting and related financial statement presentation, which was determined subsequent to December 31, 2024. As a result, as of December 31, 2024, the Company is now presenting certain assets and liabilities separately that were previously classified as Receivable from affiliates, net on the Statement of Financial Condition, specifically Receivable from affiliated funds, Accounts payable and accrued expenses and Accrued Compensation and benefits. In addition, the Company has historically presented all intercompany receivables and payables due from/to affiliates as one net intercompany balance within Receivable from affiliates, net. These intercompany balances are now presented gross as Receivable from affiliates and Payable to affiliates on the Statement of Financial Condition. These changes resulted in a net capital deficiency which was remediated on May 21, 2025 when the Company received $45.1 million from an affiliate as settlement for the net of the intercompany receivable and payable balances as of April 30, 2025.

(11)   COMMITMENTS AND CONTINGENCIES

The Company has claims asserted and threatened against it in the ordinary course of business. As of December 31, 2024, the Company does not believe that a material loss related to any of these claims is reasonably possible.

(12)   SUBSEQUENT EVENTS

As mentioned in Note 10, on May 21, 2025, the Company received $45.1 million as settlement for the net of the intercompany receivable and payable balances as of April 30, 2025.

Effective January 1, 2025, the calculation of the expense reimbursement recorded in Service fees from affiliates, net on the Statement of Income changed to a cost-plus model.

Supplemental Information

FEDERATED SECURITIES CORP.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2024

(in thousands)

Computation of net capital:

Shareholder's equity			$ 23,306
Add:			
Other deductions or allowable credits		32,456	32,456
Deductions and/or charges:			
Nonallowable assets	$	2,443,950	
Haircut on securities owned		20	2,443,970
Net capital			$ (2,388,208)
Aggregate indebtedness			$ 2,398,783

Computation of basic net capital requirement:

Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)	$ 159,919
Excess net capital	$ (2,548,127)
Ratio of aggregate indebtedness to net capital	-1.004 to 1

Note: There were no material differences between the audited Computation
of Net Capital included in this report and the corresponding schedule
included in the Company's unaudited December 31, 2024 Part IIA FOCUS filing.

FEDERATED SECURITIES CORP.
EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5(d)(1) and (4)
YEAR ENDED DECEMBER 31, 2024

Federated Securities Corp.'s Exemption Report

Federated Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

b. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing fund distribution, marketing support and introduction activities in support of effecting securities transactions via subscriptions on a subscription way basis through serving as mutual fund underwriter, mutual fund retailer and private placement agent for products issued by affiliated entities or solicitation and introduction activities for accounts advised by affiliated entities where the funds are payable to the issuer, its agent or the adviser and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Federated Securities Corp.

I, Autumn L. Favero, affirm ~~that~~, to my best knowledge and belief, this Exemption Report is true and correct.

By: Autumn Favero

Title: Assistant Treasurer

Date of Report: 5/30/2025

Other Information

Federated Securities Corp.
Schedule II
Adjusted Statement of Financial Condition
December 31, 2023
(in thousands, except share data)

	Previously Reported	Adjustments[1]	As Adjusted December 31, 2023 (opening balances as of January 1, 2024)
Current Assets:			
Cash equivalents	$ 1,023	$ -	$ 1,023
Receivable from affiliates	18,479	2,258,843	2,277,322
Receivable from affiliated funds	-	10,019	10,019
Prepaid expenses	1,253	-	1,253
Other current assets	444	-	444
Total current assets	21,199	2,268,862	2,290,061
Long-Term Assets:			
Goodwill	1,831	-	1,831
Long-term deferred tax asset, net	-	7,142	7,142
Other long-term assets	71	(64)	7
Total long-term assets	1,902	7,078	8,980
Total assets	$ 23,101	$ 2,275,940	$ 2,299,041
Liabilities:			
Payable to affiliates	$ -	$ 2,233,469	$ 2,233,469
Accounts payable and accrued expenses	-	13,404	13,404
Accrued compensation and benefits	-	29,067	29,067
Total liabilities	-	2,275,940	2,275,940
Shareholder's Equity:			
Capital stock, par value $1.00 per share; 50,000 shares authorized, 17,275 shares issued and outstanding	17	-	17
Additional paid-in capital	14,072	-	14,072
Retained earnings	9,012	-	9,012
Total shareholder's equity	23,101	-	23,101
Total liabilities and shareholder's equity	$ 23,101	$ 2,275,940	$ 2,299,041

[1]The adjustments to the previously reported balances as of December 31, 2023 are a result of 1) our updated evaluation of the Company's intercompany agreement, resulting in a correction of the accounting and related financial statement presentation, and 2) intercompany receivables and payables due from/to affiliates, which were previously reported as one net intercompany balance within Receivable from affiliates, net, now being presented gross as Receivable from affiliates and Payable to affiliates, as further described in Note 10 to the financial statements. These adjustments to the December 31, 2023 balances were determined during the preparation of the December 31, 2024 financial statements.



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Report of Independent Registered Public Accounting Firm

The Shareholder, Board of Directors and Management of Federated Securities Corp.

We have reviewed management's statements, included in the accompanying Federated Securities Corp.'s Exemption Report, in which Federated Securities Corp. (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing fund distribution, marketing support and introduction activities in support of effecting securities transactions via subscriptions on a subscription way basis through serving as mutual fund underwriter, mutual fund retailer and private placement agent for products issued by affiliated entities or solicitation and introduction activities for accounts advised by affiliated entities where the funds are payable to the issuer, its agent or the adviser and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Shareholders, Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + young LLP

May 30, 2025

A member firm of Ernst & Young Global Limited